Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended December 31, 2023 and 2022

(RMB and US$ amounts expressed in thousands)

	Second Half of 2023		Second Half of 2022
	RMB’000	US$’000	RMB’000	US$’000
Revenue	8,875,346	1,253,102	7,462,131	1,053,572
Cost of sales*	(7,441,906)	(1,050,716)	(6,258,913)	(883,690)
Gross profit	1,433,440	202,386	1,203,218	169,882
Other operating income, net	306,161	43,227	251,264	35,476
Research and development expenses	(470,531)	(66,434)	(427,957)	(60,423)
Selling, general and administrative expenses*	(1,047,307)	(147,869)	(795,272)	(112,284)
Operating profit	221,763	31,310	231,253	32,651
Finance costs	(46,533)	(6,570)	(40,241)	(5,682)
Share of results of associates and joint ventures	32,452	4,582	1,849	261
Profit before tax	207,682	29,322	192,861	27,230
Income tax expense	(37,869)	(5,347)	(2,578)	(364)
Profit for the period	169,813	23,975	190,283	26,866
Attributable to:
Equity holders of the Company	107,141	15,126	124,857	17,629
Non-controlling interests	62,672	8,849	65,426	9,237
	169,813	23,975	190,283	26,866
Net earnings per common share
- Basic	2.62	0.37	3.06	0.43
- Diluted	2.62	0.37	3.06	0.43
Unit sales	147,700		140,345

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CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2023 and 2022

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2023		December 31, 2022
	RMB’000	US$’000	RMB’000	US$’000
Revenue	18,046,349	2,547,948	16,030,636	2,263,351
Cost of sales*	(15,130,711)	(2,136,291)	(13,532,102)	(1,910,585)
Gross profit	2,915,638	411,657	2,498,534	352,766
Other operating income, net	442,362	62,457	336,756	47,546
Research and development expenses	(876,578)	(123,763)	(836,438)	(118,096)
Selling, general and administrative expenses*	(1,871,973)	(264,303)	(1,479,561)	(208,899)
Operating profit	609,449	86,048	519,291	73,317
Finance costs	(100,175)	(14,144)	(95,472)	(13,480)
Share of results of associates and joint ventures	62,078	8,765	(29,093)	(4,108)
Profit before tax	571,352	80,669	394,726	55,729
Income tax expense	(148,496)	(20,966)	(59,065)	(8,339)
Profit for the period	422,856	59,703	335,661	47,390
Attributable to:
Equity holders of the Company	285,518	40,312	218,581	30,860
Non-controlling interests	137,338	19,391	117,080	16,530
	422,856	59,703	335,661	47,390
Net earnings per common share
- Basic	6.99	0.99	5.35	0.77
- Diluted	6.99	0.99	5.35	0.77
Unit sales	313,493		321,256

* Comparatives

Management has reclassified certain freight charges from selling and distribution (within selling, general and administrative expenses) to cost of sales. These freight charges were incurred prior to ownership transfer as part of the obligation to fulfil deliveries to the customers. The comparative figures in the Income Statement for the six months and full year ended December 31, 2022 had been adjusted to conform with the current year’s presentation. The changes to 2022 comparatives have no impact on the operating profit for the period of the Group, its financial position or cash flows.

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED FINANCIAL POSITION ITEMS

For the years ended December 31, 2023 and December 31, 2022

(RMB and US$ amounts expressed in thousands)

	December 31, 2023		December 31, 2022
	RMB’000	US$’000	RMB’000
Cash and bank balances	6,039,471	852,707	4,850,743
Trade and bills receivables	7,813,228	1,103,143	6,792,958
Inventories	4,649,027	656,392	4,937,755
Trade and bills payables	7,634,273	1,077,876	6,919,421
Short-term and long-term loans and borrowings	2,540,294	358,662	2,341,432
Equity attributable to equity holders of the Company	9,226,528	1,302,685	9,008,946

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